Delisting Determination, The Nasdaq Stock Market, LLC, February 17, 2009, Franklin Bank Corp. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Franklin Bank Corp.
(the Company), effective at the open of business on February 27, 2009.
Based on a review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with Marketplace Rule 4310(c)(14). The Company was notified of the Staffs determination on April 3, 2008. On April 10, 2008, the Company excercised its right to appeal the Exchange Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Marketplace Rule 4805. Upon review of the information provided by the Company, the Panel exercised its discretionary authority to continue the Companys listing, conditioned upon the Company demonstrating compliance with Marketplace Rule 4310(c)(14) by September 15, 2008. The Panel notified the Company on June 18, 2008, that failure to regain compliance by September 15, 2008 would result in delisting. On September 17, 2008,the Panel exercised its discretionary authority and modified its decision by continuing the Companys listing until September 30, 2008. On September 29,2008, the Nasdaq Listing and Hearing Review Council (the Council) called the Panel decision for review and stayed any decision to delist the Companys securities. On November 11, 2008, the Council notified the Company that it had withdrawn its call for review, lifted the stay of delisting, and as a consequence the Companys securities would be suspended effective at the open of trading November 13, 2008.
Staffs determination to delist the Companys securities became final on November 11, 2008, and the Companys securities were suspended from trading on the Exchange at the open of business on November 13, 2008.